MARTIN LIPTON
HERBERT M. WACHTELL
EDWARD D. HERLIHY
DANIEL A. NEFF
STEVEN A. ROSENBLUM
JOHN F. SAVARESE
SCOTT K. CHARLES
JODI J. SCHWARTZ
ADAM O. EMMERICH
RALPH M. LEVENE
RICHARD G. MASON
ROBIN PANOVKA
DAVID A. KATZ
ILENE KNABLE GOTTS
TREVOR S. NORWITZ
ANDREW J. NUSSBAUM
RACHELLE SILVERBERG
STEVEN A. COHEN
DEBORAH L. PAUL
DAVID C. KARP
RICHARD K. KIM
JOSHUA R. CAMMAKER

MARK GORDON
JEANNEMARIE O’BRIEN
WAYNE M. CARLIN
STEPHEN R. DiPRIMA
NICHOLAS G. DEMMO
IGOR KIRMAN
JONATHAN M. MOSES
T. EIKO STANGE
WILLIAM SAVITT
GREGORY E. OSTLING
DAVID B. ANDERS
ADAM J. SHAPIRO
NELSON O. FITTS
JOSHUA M. HOLMES
DAVID E. SHAPIRO
DAMIAN G. DIDDEN
IAN BOCZKO
MATTHEW M. GUEST
DAVID E. KAHAN
DAVID K. LAM
BENJAMIN M. ROTH
JOSHUA A. FELTMAN
51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000
ELAINE P. GOLIN
EMIL A. KLEINHAUS
KARESSA L. CAIN
RONALD C. CHEN
BRADLEY R. WILSON
GRAHAM W. MELI
GREGORY E. PESSIN
CARRIE M. REILLY
MARK F. VEBLEN
SARAH K. EDDY
VICTOR GOLDFELD
RANDALL W. JACKSON
BRANDON C. PRICE
KEVIN S. SCHWARTZ
MICHAEL S. BENN
ALISON ZIESKE PREISS
TIJANA J. DVORNIC
JENNA E. LEVINE
RYAN A. McLEOD
ANITHA REDDY
JOHN L. ROBINSON
JOHN R. SOBOLEWSKI

STEVEN WINTER
EMILY D. JOHNSON
JACOB A. KLING
RAAJ S. NARAYAN
VIKTOR SAPEZHNIKOV
MICHAEL J. SCHOBEL
ELINA TETELBAUM
ERICA E. AHO
LAUREN M. KOFKE
ZACHARY S. PODOLSKY
RACHEL B. REISBERG
MARK A. STAGLIANO
CYNTHIA FERNANDEZ LUMERMANN
CHRISTINA C. MA
NOAH B. YAVITZ
BENJAMIN S. ARFA
NATHANIEL D. CULLERTON
ERIC M. FEINSTEIN
ADAM L. GOODMAN
STEVEN R. GREEN
MENG LU

GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) OF COUNSEL
ANDREW R. BROWNSTEIN
MICHAEL H. BYOWITZ
KENNETH B. FORREST
BEN M. GERMANA
SELWYN B. GOLDBERG
PETER C. HEIN
JB KELLY
JOSEPH D. LARSON
LAWRENCE S. MAKOW
PHILIP MINDLIN
THEODORE N. MIRVIS
DAVID S. NEILL
HAROLD S. NOVIKOFF
ERIC S. ROBINSON ERIC M. ROSOF MICHAEL J. SEGAL WON S. SHIN DAVID M. SILK ROSEMARY SPAZIANI ELLIOTT V. STEIN LEO E. STRINE, JR.* PAUL VIZCARRONDO, JR. JEFFREY M. WINTNER AMY R. WOLF MARC WOLINSKY
* ADMITTED IN DELAWARE COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ ALINE R. FLODR KATHRYN GETTLES-ATWA ADAM M. GOGOLAK ANGELA K. HERRING	MICHAEL W. HOLT MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY JUSTIN R. ORR NEIL M. SNYDER JEFFREY A. WATIKER
Direct Dial: (212) 403-1061 Direct Fax: (212) 403-2061 E-Mail: ETetelbaum@wlrk.com

April 1, 2024
U.S. Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance, Office of Mergers & Acquisitions
Washington, D.C. 20549
Attn: Brian Soares; Christina Chalk
Re: Macy’s, Inc.
PRE 14A Filed March 14, 2024
File No. 001-13536
Dear Mr. Soares and Ms. Chalk:
    We hereby submit the responses of Macy’s, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated March 21, 2024 (the “Comment Letter”), providing the Staff’s comments with respect to the Company’s Preliminary Proxy Statement on Schedule PRE14A (the “Preliminary Proxy”). For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.
    Concurrently with the delivery of this response letter, the Company is electronically transmitting Amendment No. 1 to the Preliminary Proxy (the “Amended Preliminary Proxy”) for

U.S. Securities and Exchange Commission
April 1, 2024

filing under the Securities Exchange Act of 1934, as amended. The Amended Preliminary Proxy includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Preliminary Proxy Statement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Preliminary Proxy or the Amended Preliminary Proxy, as applicable.

PRE14A filed March 14, 2024
General
1.We note that your preliminary proxy statement was filed under EDGAR tag "PRE 14A," as opposed to EDGAR tag "PREC14A," the latter of which should be used for contested solicitations. Please keep this in mind for future reference, and please ensure that subsequent filings are filed under the correct EDGAR tag.
Response: In response to the Staff’s comment, the Company respectfully advises that it is electronically transmitting the Amended Preliminary Proxy for filing under EDGAR tag “PREC14A,” concurrently with the delivery of this response letter.
Background of the Solicitation, page 11
2.We note your reference to Jefferies' materials at a virtual meeting on December 19 reflecting a "proposed common equity contribution of only 25% of the required capital." However, Arkhouse's preliminary proxy statement (page 4) refers to that same presentation showing a 50% equity financing figure. Please advise or revise.
Response: The Company respectfully advises the Staff that Arkhouse’s 50% equity financing figure treats debt-like preferred securities as “equity,” whereas our figure more accurately differentiates between true-risk equity (i.e., common stock) and debt-like preferred equity. In response to the Staff’s comment, the Company has included revised disclosure on page 12 of the Amended Preliminary Proxy.
Summary of other Materials Terms of the 2024 Plan, page 70
3.Refer to the last bullet on page 73 summarizing the 2024 Plan's definition of "change in control." Please revise to include the description from the 2024 Plan referenced in this bullet, summarizing as may be appropriate.
Response: In response to the Staff’s comment, the Company respectfully advises that it has included revised disclosure on pages 73-74 of the Amended Preliminary Proxy summarizing the 2024 Plan’s definition of “change in control.”
Compensation Discussion & Analysis, page 81
4.We note a number of blanks throughout this section, such as on pages 86, 88, 92-93, 101, 106-107, and 1127-117. Please fill in the blanks (information subject to change may be bracketed).

U.S. Securities and Exchange Commission
April 1, 2024

Response: In response to the Staff’s comment, the Company respectfully advises that it has included revised disclosure on pages 86-88, 94, 101, 108, 119, 120, 124, 125 and certain other pages of the Amended Preliminary Proxy to fill-in blanks with respect to information previously unavailable or subject to change.
Potential Payments upon Termination or Change in Control, page 110
5.Please disclose the impact that a change in control could have on the Company as a result of this proxy contest, including with regards to the Company's material agreements and compensation plans (including the 2024 Plan).
Response: In response to the Staff’s comment, the Company respectfully advises that it has included revised disclosure on pages 118-119 of the Amended Preliminary Proxy.
Proposals for the 2025 Annual Meeting of Shareholders, page 133
6.State the deadline for timely notice of a solicitation of proxies in support of director nominees by someone other than the Company. See Rule 14a-5(e)(4).  In addition, to the extent the Company's advance notice bylaw provisions do not require the same information as Rule 14a-19, revise to include a statement that any dissident party must also comply with the information requirements of Rule 14a-19(b).  See also, CDI 139.03 under "Proxy Rules and Schedule 14A" (August 25, 2022).
Response: In response to the Staff’s comment, the Company respectfully advises that it has included revised disclosure on page 134 of the Amended Preliminary Proxy regarding the deadline for timely notice of a solicitation of proxies in support of director nominees by someone other than the Company and compliance with the information requirements of Rule 14a-19. We also respectfully advise the Staff that our advance notice bylaw provisions require the same information as Rule 14a-19.
Form of Proxy, page 155
7.Please revise to fill in the date of the scheduled annual meeting, consistent with the disclosure throughout your preliminary proxy statement.
Response: In response to the Staff’s comment, the Company respectfully advises that it has included revised disclosure on the form of proxy appended to the Amended Preliminary Proxy to reflect the date of the scheduled meeting.
8.Please revise to disclose the maximum number of nominees for which authority can be granted. Refer to Rule 14a-19(e)(6).
Response: In response to the Staff’s comment, the Company respectfully advises that it has included revised disclosure on the form of proxy appended to the Amended Preliminary Proxy to reflect that the maximum number of nominees for which authority can be granted is 13.
*    *    *

U.S. Securities and Exchange Commission
April 1, 2024

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David A. Katz or Elina Tetelbaum of Wachtell, Lipton, Rosen & Katz at (212) 403-1000.
Sincerely,
/s/ Elina Tetelbaum
Elina Tetelbaum
cc:     Tracy M. Preston, Chief Legal Officer and Secretary, Macy’s, Inc.
    Michael J. Solecki, Jones Day
    Hannah E. Fregolle, Jones Day
    David A. Katz, Wachtell, Lipton, Rosen & Katz